SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 1, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, November 1, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Meeting held on 10.28.2022

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.

The meeting approved by a majority of votes the appointment of the representatives of shareholders ANSES FGS and CRESUD SACIF Y A (CRESUD) to approve and sign the minutes of the Shareholders’ Meeting together with the Chairmanship.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2022

The meeting approved by a majority of votes the documents required under Section 234, paragraph 1, of Companies Law No. 19,550 for the fiscal year ended June 30, 2022.

ITEM THREE: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2022 FOR ARS 34,252,534,791, AS FOLLOWS: (I) TO THE ABSORPTION OF THE UNAPPROPRIATED RETAINED EARNINGS ACCOUNT FOR ARS 3,488,229,344: (II) TO THE LEGAL RESERVE FOR ARS 1,538,215,272, IN ACCORDANCE WITH THE LAWS IN FORCE; (III) TO THE DISTRIBUTION OF A DIVIDEND TO THE SHAREHOLDERS FOR UP TO ARS 4,340,000,000 PAYABLE IN CASH AND/OR IN KIND AND (IV) THE BALANCE OF ARS 24,886,090,175, TO AN OPTIONAL RESERVE.

It was approved by majority of votes to allocate the result of the fiscal year to: (i) the absorption of the unallocated results account for the sum of $3,488,229,344, which, restated at the date of the meeting, is equivalent to the sum of $4,254,820,266; (ii) the integration of the legal reserve for the sum of $1,538,215,272, in accordance with the provisions of section 70 of the Companies Law and section 5, Chapter II, of Title IV of the CNV Rules, which restated as of the date of the meeting is equivalent to the sum of $1,876,261,240; (iii) the distribution of a dividend to shareholders that adjusted for inflation in accordance with CNV Resolution No. 777/2018, results in up to $4,340,000,000 payable in cash and/or in kind, in the latter case valued at market price, delegating to the Board of Directors of the Company the power to determine the form of payment in cash or in kind, or a combination of both options and (iv) the balance that restated to date amounts to $31,308,963,560, to be allocated to the constitution of an optional reserve, delegating its use and allocation to the Board of Directors of the Company, responding to a prudent and reasonable administration, in accordance with the provisions of section 70 of the Companies Law No. 19,550.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2022.

It was approved by a majority of votes: (i) the performance of the Board of Directors during the fiscal year ended 06.30.2022 carried out by each of its members, as well as with respect to the regular directors who are also members of the audit and executive committees that function within it, for the activities carried out during the year under consideration, and taking into account the corresponding legal abstentions and (ii) taking into consideration that the Company has merged with IRSA PROPIEDADES COMERCIALES S.A. during the year ended 06.30.2022, the merger having been registered on April 27, 2022, and as such having the nature of a surviving company, it was approved by majority vote the performance of the members of the board of directors of the absorbed company in office of their functions until the resolution of the meeting approving the merger dated December 22, 2021.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2022.

It was approved by a majority of votes: (i) the performance of the Supervisory Committee during the year ended 06.30.2022 under consideration and (ii) taking into consideration that the Company has merged with IRSA PROPIEDADES COMERCIALES S.A. during the year ended 06.30.2022, the merger having been registered on April 27, 2022, and as such having the nature of the surviving company, it was approved by majority vote the performance of the members of the Supervisory Committee of the company in office until the resolution of the meeting approving the merger dated December 22, 2021.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS (ARS 1,278,420,382, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2022.

It was approved by a majority of votes: (I) the compensation to the Board of Directors of the Company, including those corresponding to the members of the board of directors of IRSA PROPIEDADES COMERCIALES S.A., of which the Company is the surviving one by merger by absorption, in office until the meeting that approved the merger on December 22, 2021, for the total amount of $1,278,420,382 corresponding to the year ended 06.30.2022, which includes technical-administrative functions performed by the directors of both companies and that respond to reasonableness guidelines in terms of compensation for the performance of executive functions and considering the skills, the technical and operational capacities and the experience in the business of the members of the board of directors, as well as the commitment they assume with their role, in addition to comparable market criteria in companies similar in scope, all in accordance with corporate governance practices established in the Corporate Governance Code and (II) empower the Board of Directors to (i) proceed to assign and timely distribute them in accordance with the specific tasks duly performed by its members; and (ii) make monthly prepayments fees ad referendum of what the next ordinary meeting considers.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE (ARS 3,919,000, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2022.

The meeting approved by a majority of votes to pay the total amount of ARS 3,919,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2022, amount that includes the compensation to the Supervisory Committee of IRSA Propiedades Comerciales S.A., of which the Company is the surviving one due to the merger by absorption, and who were in office of their role until the Shareholders’ Meeting that approved the merger on December 22, 2021.

ITEM EIGHT: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.

The meeting approved by a majority of votes: (i) to set in 12 (twelve) the number of regular directors and in 5 (five) the number of alternate directors; (ii) to renew the appointment of Messrs. Alejandro Gustavo Elsztain, María Julia Bearzi, Liliana De Nadai and David Williams as Regular Directors, all of them for three years term of office, until June 30, 2025, and Mr. Oscar Pedro Bergotto for one year term of office, until June 30, 2023 and to appoint Mr. Nicolás Bendersky as Regular Director for one year term of office, until June 30, 2023, thereby completing the number of vacant positions and (iii) to renew the appointment of Messrs. Enrique Antonini and Gabriel Adolfo Gregorio Reznik as Alternate Directors, both of them for a three years term of office, until June 30, 2025 and to appoint Mr. Marcos Oscar Barylka as Alternate Director for a two years term of office, until June 30, 2024.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.

The meeting approved by a majority of votes (i) to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Roberto Daniel Murmis, Cynthia Deokmellian and Paula Sotelo as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year, noting that according to the regulations of the Argentine National Securities Commission, the proposed persons have the character of independent, reporting that they have provided paid professional assistance in relation to companies under section 33 of Companies Law No. 19,550 and (ii) to authorize the proposed statutory auditors to participate in the supervisory committee of other companies by virtue of the provisions of Sections 273 and 298 of Companies Law No. 19,550.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING ON JUNE 30, 2023.

The meeting approved by a majority of votes to appoint the following firms as certifying accountants for the 2022/2023 fiscal year (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers with Carlos Brondo as Regular External Auditor and with Andrés Suarez as Alternate External Auditor; and (b) Abelovich Polano & Asociados with Noemi Ivonne Cohn as Regular External Auditor and José Daniel Abelovich and Marcelo Héctor Fuxman as Alternate External Auditor.

ITEM ELEVEN: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2022.

The meeting approved by a majority of votes a compensation of ARS 64,408,450 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2022.

ITEM TWELVE: AMENDMENT TO SECTIONS SIXTEEN (MEETINGS), TWENTY-TWO (COMMITTEES) AND TWENTY-THREE (SUPERVISORY COMMITTEE) OF THE BYLAWS.

It was approved by a majority of votes (i) to amend Section Sixteen (Board of Directors meetings), Twenty-Second (Committees) and Twenty-Third (Supervisory Committee) of the bylaws, proposing some amendments to the comparative table of the amendment whose project was submitted and administratively approved by the CNV prior to the meeting and (ii) submit to the CNV for administrative compliance a new comparative table with the approved texts. The approved wording is as follows:

SECTION SIXTEEN: MEETINGS: A) The Board of Directors shall hold meetings with the minimum frequency required by applicable law, provided, however, that the Chairman or his substitute may call a meeting when it is deemed advisable or upon request by any member. B) Notices of meetings shall be made by the Chairman, or his substitute, by writtennotice including electronic means, indicating the agenda. C) The Board of Directors shall register all decisions adopted in a minutes book, hard-copy or digital, in any case, complying with the formalities outlined by the applicable rules in force. The Company’s Board of Directors may act with members present in person or communicated with each other by other means of simultaneous transmission of sound, images and words, either existing or to be created in the future and in accordance with the laws in force. Members communicated remotely shall be tallied for the purposes of quorum. The supervisory committee shall exercise its assignment during the development of the remote meeting, in whole or in part, putting on record the legality of the communication among the participants and the resolutions adopted, ensuring the fulfillment of the legal, reglementary and statutory rules. In any event, board minutes shall reflect the kind of participation in the case of members participating from a remote location. In the event of board meetings held remotely in which all the members of the Board participate in such a way, board minutes shall be transcribed to the minutes book and signed within five business days of the meeting by the legal representative and one representative of the supervisory committee. In the event of board meetings held with the participation of members remotely and in person in the legal domicile or any other domicile within the jurisdiction of the Company, according to the call, board minutes shall be signed by the legal representative, directors attending in person and one representative of the supervisory committee.

SECTION TWENTY-TWO: COMMITTEES. A) AUDIT COMMITTEE. The Company shall have an Audit Committee which shall act collectively. It shall be composed of three regular directors, who shall be elected by the Board of Directors from among its members, and an equal or lower number of alternate directors, who shall be elected by the Board of Directors from among its members. All of its members shall be independent. The Audit Committee may act with the members present in person, or communicated with each other by means of simultaneous transmission of sound, images and words, either existing at present or to be created in the future and in accordance with the laws in force. Members communicated remotely shall be tallied for the purposes of quorum. The Audit Committee shall adopt resolutions by a majority vote of those present, computing the members communicated remotely as well. In the event of meetings held remotely in which all the members of the Audit Committee participate in such a way, minutes shall be transcribed to the minutes book and signed within five business days of the meeting by one of the members of the Audit Committee appointed for such purpose and the representative of the supervisory committee, who shall put on record their attendance to the meeting, verification the legality of the remote communication and resolutions have been adopted pursuant to the guidelines set forth in the current Section. In the event of meetings held with the participation of members remotely and in person in the legal domicile or any other domicile within the jurisdiction of the Company, according to the call, minutes shall be signed by the in-person members and one representative of the supervisory committee, who shall put on record their attendance to the meeting, verification the legality of the remote communication and resolutions have been adopted pursuant to the guidelines set forth in the current Section. The Audit Committee shall make its own regulations. The provisions stated herein for the operation of the Board of Directors and the rules applicable to the Board of Directors shall be applicable to the Audit Committee’s discussions, its minutes books and the frequency of its meetings. The remaining members of the Board of Directors and the statutory auditors may attend and participate in the Committee’s meetings but they are not entitled to vote. The Audit Committee’s rights and duties shall be those set forth in Section 110, Law No. 26,831 on Capital Markets and in Article V, Chapter III, Title II of the Argentine Securities Commission Rules, and all other rights and duties that may be determined in the future. B) EXECUTIVE COMMITTEE. (A) The day-to-daybusiness of the Company is managed by an Executive Committee consisting of no fewer than five (5) and not more than nine (9) regular members. Regular members of the Executive Committee are elected from among the Board of Directors at the first meeting held after the annual ordinary general shareholders’ meeting. The Chairman, Vice Chairman and Second Vice Chairman of the Board of Directors have to, necessarily, be members of the Executive Committee; they may also select from the Board of Directors, one or a smaller number of alternate members -who shall be regular directors and shall take office on the Executive Committee in the event of a temporary or permanent vacancy of any of the regular members of the Executive Committee. Members of the Executive Committee shall serve in their positions until they shall be replaced by Board of Directors’ decision. Stepping down from the office of Regular Director for any reason whatsoever shall automatically imply stepping down from the office of member of the Executive Committee with no need for an express decision. (B) The Executive Committee shall, at its first meeting, designate from among its members a Chairman and a Vice-Chairman, with the latter substituting for the former in the event of absence or permanent or temporary inability to discharge functions. (C) A quorum is achieved at a meeting of the Executive Committee by the presence of three (3) members and adoption of a resolution requires a majority of these three members. The Executive Committee may act with members present in person or communicated with each other by other means of simultaneous transmission of sound, images and words, either existing or to be created in the future and in accordance with the laws in force. The Executive Committee shall adopt resolutions by a majority vote of those present, computing the members communicated remotely as well. In any event, the minutes shall reflect the type of participation of those members communicated remotely, indicating the features of the communication way.In the event of meetings of the Executive Committee held remotely in which all the members participate in such a way, minutes shall be transcribed to the minutes book and signed within five business days of the meeting by the chairman of the Executive Committee and one representative of the supervisory committee. In the event of meetings held remotely, in whole or in part, the representative of the Supervisory Committee shall put on record his attendance to the meeting, the legality of the remote communication among the participants, and the resolutions adopted, ensuring the fulfillment of the legal, reglementary and statutory rules. (D) The Executive Committee, in its first meeting, shall establish the frequency of its meetings, irrespective of the meetings to be held when summoned by its Chairman or the person substituting for the Chairman or in response to a request by any of its members, which requested meeting is to be held within forty-eight (48) hours of the request. Under no circumstances shall thesemeetings require an agenda previously established and informed. Evidence of these meetings shall be recorded in a book of minutes in hard copy or digital, in any case, complying with the formalities outlined by the applicable rules in force. (E) The Executive Committee may divide its functions by creating special three-member (3) Sub-committees and any of these three members may be replaced by the alternate member referred to above. The sub-committees shall abide by the rules of operation previously set forth. (F) Notwithstanding the powers granted to the Board of Directors either by law or these By-laws, the Executive Committee shall manage the day-to-day businesses which are not directly managed by the Board of Directors by reason of its original powers or by delegation. As a result, the Executive Committee may: (1) subject to the strategic objectives established and the decisions made by the Board of Directors, lay down and implement the business, loan, financial and human resources policies to be abided by the Company, as well as any other policy related to the Company’s corporate purpose, executing and conducting any agreement and transaction necessary, including those requiring instrumentation through a notarial deed, (2) subject to the structural guidelines established by the Board of Directors, create, maintain, remove, restructure or transfer any administrative and functional areas and departments within the Company; (3) Create Special Committees, appoint Executive Vice Chairmen, Executive Directors and/or analogous functional structures or levels, appoint the persons who shall fill such positions and determine the scope of their duties; 4) Approve the Company’s headcount, appoint managers, including the general managers and deputy managers and determine their duties, hire personnel of any rank or hierarchy, establish the levels of compensation to be earned by each position in the payroll as well as working conditions and make any other decision related to the Company’s human resources, including promotions and dismissals, with the Chairman of the Executive Committee being authorized to decide transfers, relocations and/or removals and to impose any penalties applicable; 5) Propose to the Board of Directors the creation, opening, transfer or closure of branches, agencies or representative offices within or without Argentina, as well as any involvement in the creation of other companies, including pursuant to acquisitions in other companies domiciled in Argentina or abroad and the disposal, either in wholeor in part, of any ownership interests related thereto and supervise the operation of all of them, imparting instructions as applicable in relation to the exercise of corporate rights; 6) Manage and dispose of corporate property on the basis of the general guidelines established by the Board of Directors and irrespective of the attributes of the Board and, with the same scope, borrow funds to apply them to the Company’s operations; 7) Prepare and submit to the consideration of the Board of Directors any plans necessary to develop the policies referred to in sub-section 1) of this paragraph as well as the regime applicable to agreements, the annual budget and the estimates related to expenses, investments and levels of indebtedness; 8) Approve reductions, waiting periods, refinancings, novations, debt cancellations and/or waivers of rights whenever necessary and/or advisable to the Company’s day to day operations; 9) Establish its own internal regulations, if deemed necessary. The preceding list is merely illustrative and the Executive Committee is authorized to carry out any actions necessary inherent in the day-to-day conduct of its corporate business. It is expressly understood that the above functions may be discharged by assigning them to the Special Committees whose creation is contemplated in paragraph E). Irrespective of the attributes of the Board of Directors and the attributes vested in the Company’s legal representatives, the Minutes of the Executive Committee shall be sufficient documentation to authorize the conduct of any ordinary transaction of the Company, and the only transactions excluded from this requirement are those whose amounts exceed 10% of the Company’s net shareholders’ equity, calculated in accordance with the most recent audited financial statements available at the time of the transaction.

SECTION TWENTY-THREE: SUPERVISORY COMMITTEE: A) The Company’s supervision is the responsibility of a Supervisory Committee composed of three (3) regular and three (3) alternate members. Members are elected at the general ordinary shareholders’ meeting. In the first meeting following the General Ordinary Shareholders’ Meeting, the Supervisory Committee shall appoint a Chairman among its members. B) Members shall be elected for one (1) fiscal year term. C) The Supervisory Committee shall act upon the majority of its members in person or communicated with each other by other means of simultaneous transmission of sound, images and words, either existing or to be created in the future and in accordance with the laws in force and resolve by a majority of votes in person or communicated remotely and shall meet with the minimum frequency that may require the performance of their duties and the applicable rules. D) The Supervisory Committee must put on record its resolutions in a minutes book in hard copy or digital, in any case, complying with the formalities outlined in the applicable rules in force. If meetings were held with members communicated remotely, the minutes shall contain complete names, their votes and it shall be put on record the regularity of the resolutions adopted. The minutes shall be drafted and signed within five business days of the meeting. In any event, the minutes shall reflect the type of participation of those members who communicate remotely, indicating the communication features. E) In the event of death, disability, disqualification, resignation, removal or absence, whether permanent or temporary of the regular members, the alternate members shall substitute for them in the order of appointment. G) The members of the Supervisory Committee shall have the powers and duties set forth under the Argentine Companies Law. H) The General Ordinary Shareholders’ Meeting shall fix the Supervisory Committee’s compensation pursuant to the provisions of the applicable laws.

ITEM THIRTEEN: CONSIDERATION OF THE ALLOCATION OF UP TO 9,419,623 OWN SHARES ACQUIRED UNDER THE SHARES BUYBACK PROGRAM APPROVED BY THE BOARD OF DIRECTORS ON MARCH 11, 2022, EQUIVALENT TO 1.16% OF THE CAPITAL STOCK, TO THE IMPLEMENTATION OF AN INCENTIVE PLAN FOR THE COMPANY’S EMPLOYEES, MANAGEMENT AND DIRECTORS.

It was approved by a majority of votes (i) to authorize the Board of Directors of the Company with the broadest powers to prepare the incentive plan encouraging the participation of the individuals indicated as shareholders of the Company, establishing both quantitative and qualitative objective parameters under which the employees, management and directors are creditors of shares of the Company, submitting the approval of such plan to the corresponding bodies and (ii) apply to such plan up to the sum of 9,419,623 ordinary shares that represent 1.16% of the share capital which were acquired under the buyback program authorized by the Board of Directors on March 11, 2022, which will be delivered to the beneficiaries of the plan in accordance with the compliance guidelines of the participants of that program.

ITEM FOURTEEN: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

The meeting approved by a majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Pilar Isaurralde, Carla Landi, Julia Lopez Radits and Gastón Di Iorio and Ms. Andrea Muñoz, so that, acting individually and separately, they proceed to carry out each and every one of the procedures aimed to carry out the necessary registrations of the preceding assembly resolutions before the National Securities Commission, BYMA, General Inspection of Justice, and any other National, Provincial or Municipal Organism that corresponds, signing documents, accepting and implementing modifications, receiving notifications, answering views, presenting and breaking down documentation, signing edicts and everything necessary for that purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 1, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets